Exhibit 16.1

February 5, 2018

Securities and Exchange Commission

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously independent accountant of theMaven, Inc. and Subsidiary (the “Company”) and, under the date of May 10, 2017, we reported on the Company’s consolidated financial statements as of and for the period from July 22, 2016 (Inception) through December 31, 2016. On February 5, 2018, we were dismissed. We have read the Company’s statements included under Item 4.01 of its Form 8-K dated February 5, 2018, captioned “Changes in Registrant’s Certifying Accountant” and we agree with the statements as they related to our firm being made by the Company. We have no basis to agree or disagree with the other statements contained therein.

Very truly yours,

/s/ Gumbiner Savett Inc.